

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

Via E-mail
Sean J. Folkson
Chief Executive Officer
NightFood Holdings, Inc.
85 Parkview Road
Elmsford, NY 10523

Re: NightFood Holdings, Inc.
Registration Statement on Form S-1
Filed January 13, 2014
File No. 333-193347

Dear Mr. Folkson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed January 13, 2014

General

1. Please provide us with supplemental support for the statistical claims appearing under your section entitled "Industry Overview." For example, please provide to us a copy of the referenced third party report. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file the third party's consent.

Risk Factors, page 5

2.   Please revise to clarify whether you intend to file a 1934 Act registration statement. In that regard, you state at page 6 that you anticipate that you will file such a registration statement, but also state at page 8 that you have no current plans to file a registration statement on Form 8-A.

Selling Stockholders, page 11

3.   Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Management's Discussion and Analysis or Plan of Operation, page 21

4.   Please provide an analysis of your results of operations for the reported financial statement periods, as required by Item 303(a)(3) of Regulation S-K.

Executive Compensation, page 23

5.   You state at page 23 that you have verbal understandings with your executive officers regarding monthly retainers. Please disclose any material terms of such understandings. See Item 402(o)(1) of Regulation S-K.

Financial Statements, page F-1

6.   Please note the financial statement updating requirements outlined in Rule 8-08 of Regulation S-X when filing your next amendment to the registration statement. It is our understanding that NightFood Holdings, Inc. and NightFood, Inc. are entities under common control; therefore, you should comply with the guidance set forth in FASB ASC 805-50-45-2 when presenting your interim financial statements as and for the six months ended December 31, 2013. In addition, the share exchange between these two entities essentially represents a stock split that should be given retroactive effect in the balance sheets of NightFood, Inc. Refer to FASB ASCs 505-10-S99-4 and 260-10-55-12 for additional guidance.

Note 5 – Inventory, page F-9

7.   Please disclose your basis for determining inventory costs to comply with FASB ASC 330-10-50-1.

Note 12 – Subsequent Events, page F-11

8.   Please revise the third bullet point as it appears to be an extraneous disclosure.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-12

9.   Please note you are not required to present pro forma financial information as the interim financial statements required to be included in your next amendment to the registration statement will reflect the merger.

Exhibits

10.   Exhibit 3.1 was electronically filed in an un-searchable format. Please amend your filing to resubmit this exhibit in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 25 (September 2013) and Item 301 of Regulation S-T.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Laura Nicholson, Staff Attorney, at (202) 551-3584, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Frank J. Hariton, Esq.